1400 Cypress Creek Road . Fort Lauderdale, FL 33309
+1 (954) 776-6600 Phone . +1 (954) 491-9200 Fax
info@biotexcorp.com

August 22, 2005

Dr. Henry Canton, CEO

Citrus Products of Belize Limited

P.O. Bpx 25, Dangriga Town

Stann Creek, Belize, C.A.

Dear Dr. Canton:

Pursuant to the Letter of Intent your company sent to our company, dated July 12, 2005, we hereby set forth the following understanding for the operating joint venture company named BTX Citrus Belize, Ltd (hereinafter known as “BTXC”), which we have formed for our mutual benefit.

1.

The parties agree that Joint Venture Company, BTXC, shall be owned sixty-five percent (65%) by BioTex Corp. (“BIOTEX”) or its Assign and thirty-five percent (35%) by Citrus Products Of Belize Ltd. (“CPBL”) or its Assign.

2.

The Net Profits generated by BTXC, minus a working capital reserve to be determined by the BTXC board of directors, shall be distributed on a quarterly basis on the same percentage basis as each party’s equity ownership. For the purpose of this Agreement, Net Profits is defined as Gross Revenues from the sale of finished products LESS all associated costs of operation, including, but not limited to, salaries and wages, utilities, commissions, SG&A, royalties and debt service. An additional 20% of Net Profits will be retained to establish a sinking fund in order to retire the debt incurred in building the plant until such time that the debt is retired.

3.

The parties agree that the Board of Directors of BTXC shall be comprised of three seats. Mr. Scott Silverman shall serve as Chairman and Dr. Henry Canton and Mr. Robert deZanger shall serve as the other Directors. All Directors shall also serve as Executive Officers of the company.

4.	CPBL shall have the following responsibilities:
a)

CPBL will provide BTXC the citrus peel waste stream, at no charge, for a period of ten years from the date of commencement of waste peel processing by BTXC. Thereafter, CPBL may charge a small fee per ton for the waste peel.

b)

CPBL acknowledges that the facility that will be built at the Brown plant is double the size of that originally contemplated and hence the cost of construction has doubled. CPBL agrees to provide additional peel from the FMC plant to keep the expanded facility operating at maximum capacity.

c)

CPBL shall provide BTXC, at no cost, an existing building at the Brown plant that is approximately 10,000 square feet. All costs associated with the modification of the building shall be for the account of the joint venture.

d)

CPBL will use its best efforts to cause the Government of Belize to grant an Export Processing Zone Agreement (EPZ) to BTXC. Until such time the that EPZ is issued, CPBL shall assist and allow BTXC to open a Bank Account and purchase goods and services under the name of CPBL in order to receive EPZ benefits.

e)

CPBL will be responsible for the day-to-day management of the BTXC plant, including, but not limited to the hiring, firing, training and management of staff, maintenance of the daily business records, maintenance of the operational bank account and provision of internal accounting services as they relate directly to the Plant, as directed by the Board of Directors of BTXC.

f)	CPBL will assist BTXC wherever possible with the execution of legal documents necessary to affect a lien on the equipment as required by the lender.

g)

CPBL will open a bank account in the name of “BTX Citrus Belize, Ltd” and will deposit the sum of Seven Hundred Thousand United States Dollars ($700,000) for a period of not more than 4 months. BIOTEX acknowledges that CPBL will have signatory control over said account.

h)

CPBL shall be responsible for maintaining adequate books and records of all costs and revenues relating to the operation of the Joint Venture and shall make all records available to BIOTEX on a “real time” basis through the use of Quickbooks Online or other sufficient accounting software. BIOTEX shall provide CPBL with physical records upon request.

5.	BIOTEX shall have the following responsibilities:

a)

BIOTEX will use its best efforts to provide all funding necessary to modify existing buildings, construct the plant and all other Capital Expenditures related to the design, construction and initial operation of the Plant.

b)	BIOTEX shall properly size, locate and order the appropriate equipment for the Plant.

c)	BIOTEX shall be responsible for the construction of the Plant, the installation of the equipment and the training of staff to operate said Plant.

d)	BIOTEX will be responsible for the sales and distribution of all finished product produced by BTXC.

e)

BIOTEX shall be responsible for maintaining adequate books and records of all costs and revenues relating to the operation of the Joint Venture and shall make all records available to CPBL on a “real time” basis through the use of QuickBooks Online or other sufficient online accounting software. CPBL shall provide BIOTEX with physical records upon request.

We acknowledge that the scope of responsibility for the operation of BTXC will be defined further in the Operating Agreement which will be written at the first meeting of the Board of Directors prior to commencement of operations.

Counsel to either party has not reviewed this Memorandum. Should it be deemed necessary, at the request of either party hereto, the parties agree to execute a more formal Joint Venture Agreement. However, nothing contained therein shall change the terms contained herein without the mutual consent of the parties hereto.

CPBL acknowledges that, by reason of its relationship to BTXC and BIOTEX hereunder, it will have access to certain information and materials concerning BIOTEX’S business, finances (including costs, revenues, and profits), plans, customers, technology and products, including, but not limited to, configuration of systems embodying the Technology and with machines embodying BIOTEX’s other technologies, that are confidential and of substantial value to BIOTEX, which value would be impaired if such information were disclosed to third parties (BIOTEX’s “Confidential Information”). CPBL agrees that it will not use in any way for its own account or the account of any third party, nor disclose to any third party, any Confidential Information revealed to it by BTXC or BIOTEX, except as may be necessary to perform this Agreement. CPBL shall take every reasonable precaution to protect the confidentiality of Confidential Information. Upon request by CPBL, BIOTEX shall advise whether it considers any particular information or materials to be confidential. In the event of termination of this Agreement, there shall be no use or disclosure by CPBL of any Confidential Information of BIOTEX, and CPBL shall not reproduce, manufacture, have reproduced or have manufactured any systems, computer software programs, devices, components or assemblies utilizing any of BIOTEX’s confidential information.

The joint ownership in BTXC does not give CPBL any right to utilize BIOTEX’s technologies outside the joint venture. CPBL agrees that BIOTEX retains all of its right, title and interest in and to all patents, trademarks, trade names, inventions, copyrights, know-how and trade secrets relating to BIOTEX’s technologies, including, but not limited to, its configuration of systems embodying BIOTEX’s technologies.

The parties acknowledge that disclosure of BIOTEX’s Confidential Information would cause BIOTEX irreparable injury. BIOTEX acknowledges that CPBL has certain trade secrets and clients, which may become known to BIOTEX as a result of the joint venture. BIOTEX agrees to keep any such information confidential.

The Parties acknowledge that it is the intent to build a second plant at the CPBL FMC facility in the future, however the details of said second plant will be addressed in another document at a future date.

We look forward to the commencement of operations and to a long and prosperous business relationship between our two companies.

Sincerely,

________________________________

Scott J Silverman

President and CEO

BioTex Corporation

Agreed and accepted as of the date written above:

________________________________

Dr. Henry Canton

CEO

Citrus Products of Belize, LTD